EXHIBIT 99.5

Press release

Total withdraws from the American Petroleum Institute

Paris, 15 January 2021 – Following a detailed analysis of the climate positions of the American Petroleum Institute (API), Total announces its decision not to renew its membership for 2021.

Each year, Total assesses the main industry associations of which it is a member to ensure they are aligned with the Group’s climate positions. This alignment review is based on six key points:

1.	our science-based position that the link between human activity and climate change is an established fact,

2.	our support for the objectives of the Paris Agreement,

3.	our belief in the necessity to implement carbon pricing,

4.	our confidence in the key role that natural gas plays in the energy transition,

5.	our support for policies and initiatives that promote the development of renewable energy, and

6.	our support for the development of CO2 capture and storage.

These items are detailed in the Getting to Net Zero report issued in September 2020.

Following the 2019 and 2020 reviews, API’s positions were assessed as “partially aligned” with those of the Group. Certain divergences, which have been discussed within the association, remain today:

•	regarding the role of natural gas, API maintains its support for the rollback of U.S. regulation on methane emissions, which the Group opposed in November 2019;

•	regarding transport decarbonization, API is part of the Transportation Fairness Alliance, which is opposed to subsidies for electric vehicles;

•	regarding the carbon pricing principle, API expresses differing positions to those of Total.

Moreover, API gave its support during the recent elections to candidates who argued against the United States’ participation in the Paris Agreement.

“The Group acknowledges the API’s considerable contribution, for over a century, to the development of our industry. Nevertheless, as part of our Climate Ambition made public in May 2020, we are committed to ensuring, in a transparent manner, that the industry associations of which we are a member adopt positions and messages that are aligned with those of the Group in the fight against climate change”, said Patrick Pouyanné, Chairman and CEO of Total. “This transparency responds to our stakeholders’ expectations, as well as being an essential guarantee of the credibility of our strategy.”

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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